SATS

RECEIVED

2004 JUN -8 A 9:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

01 June 2004 **(Exemption No: 82-5117)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

04035164

BY COURIER

Ladies and Gentleman

SUPPL

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 1 bound document containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") up to the date of this letter.

Yours truly

SHIREENA WOON
Manager (Legal)

encl

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

dlw 7/6

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P.O. Box 3 Singapore Changi Airport, Singapore 918141.
visit us: www.sats.com.sg



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Release Date Announcement Details

- SING INVESTMENTS & FINANCE LTD
- SING LUN HOLDINGS LIMITED
- SINGA SECURED ASSETS LIMITED
- SINGAMAS CONTAINER HOLDINGS LIMITED
- SINGAPORE AIRLINES LTD
- SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Release Date	Announcement Details
May 18 2004	SATS Operating Data for April 2004
May 14 2004	NEWS RELEASE : SATS POSTS $189.8 MILLION NET PROFIT FOR FY2003-04
May 14 2004	Full Year Financial Statement And Dividend Annoucement
May 12 2004	ORGANIZATIONAL CHANGES
May 07 2004	ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL
Apr 28 2004	ANNOUNCEMENT PURSUANT TO RULE 704(7) OF THE LISTING MANUAL
Apr 20 2004	JAS AIRPORT SERVICES AND SATS IN A NEW PARTNERSHIP
Apr 20 2004	PROPOSED ACQUISITION OF SHARES IN PT JASA ANGKASA SEMESTA TBK (THE "TRANSACTION")
Apr 16 2004	Operating Data for March 2004
Apr 12 2004	SATS' RESPONSE TO STRAITS TIMES' ARTICLE,PAGE H7,WED 7 Apr 2004
Apr 08 2004	Clarification of Straits Times' article (08 April 2004)
Mar 30 2004	S$500,000,000 MEDIUM TERM NOTE PROGRAMME (THE "MTN PROGRAMME") - S$200,000,000 2.90% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2004
Mar 18 2004	Operating Data for February 2004

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for April 2004

This is the SATS operating data for April 2004:

	April 2004	April 2003	% change
Unit Services Handled ('000)	6.18	5.37	+ 14.9

Flights Handled ('000)	5.86	5.00	+ 17.2
Cargo/Mail Processed ('000 tonnes)	113.73	113.19	+ 0.5
Passengers Handled ('M)	1.95	1.02	+ 90.9
Unit Meals Produced ('M)	1.42	0.85	+ 67.0
Gross Meals Produced ('M)	1.81	1.09	+ 66.2

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Flights handled, passengers handled and meals produced showed large increases in April 2004 compared to a year ago. The increase is due a low base last year as volumes then were badly affected by SARS. Cargo processed for April however, only showed a marginal increase of 0.5%.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 18/05/2004 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

NEWS RELEASE : SATS POSTS $189.8 MILLION NET PROFIT FOR FY2003-04

SATS-News Release on Financial Results-FY2003-04-FINAL.pdf

Submitted by Annabelle Yip Wai Ping, Company Secretary on 14 May 2004 to the SGX

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Issued through MASNET

SATS

AUDITED RESULTS FOR THE FINANCIALYEAR ENDED 31 MARCH 2004

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

PROFIT AND LOSS ACCOUNTS (in $ million)
for the fourth quarter and financial year ended 31 March 2004

	THE GROUP			
	4th Quarter		Financial Year	
	2003-04	2002-03	2003-04	2002-03
REVENUE	239.8	244.1	868.7	958.1
EXPENDITURE				
Staff costs	(123.0)	(109.0)	(366.1)	(402.6)
Cost of raw materials	(19.3)	(19.2)	(66.0)	(70.5)
Licensing fees	(16.7)	(17.5)	(60.7)	(68.5)
Depreciation charges	(15.5)	(15.0)	(61.5)	(60.4)
Company accommodation and utilities	(13.9)	(15.2)	(55.8)	(56.6)
Other costs	(9.5)	(15.7)	(67.8)	(71.3)
	(197.9)	(191.6)	(677.9)	(729.9)
OPERATING PROFIT	41.9	52.5	190.8	228.2
Interest on borrowings	(1.6)	(1.4)	(6.1)	(5.8)
Interest income	1.3	1.1	5.0	3.8
Dividend from long-term investment	-	-	0.7	0.7
Amortisation of goodwill	-	-	(0.1)	-
Amortisation of deferred income	0.4	0.4	1.6	0.9
(Loss)/gain on sale of fixed assets	-	-	(0.1)	0.1
Share of profits of associated companies	7.9	6.9	33.8	30.2
PROFIT BEFORE EXCEPTIONAL ITEM	49.9	59.5	225.6	258.1
Exceptional item*	-	-	(8.0)	-
PROFIT BEFORE TAXATION	49.9	59.5	217.6	258.1
TAXATION	(0.6)	(14.0)	(28.0)	(43.3)
PROFIT AFTER TAXATION	49.3	45.5	189.6	214.8
Minority Interests	0.1	(0.1)	0.2	(0.1)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	49.4	45.4	189.8	214.7
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	(1.7)	1.2	(4.5)	(2.8)
Adjustments for over provision of tax in respect of prior years :				
- Change in corporate tax rate	9.4	-	9.4	17.8
- (Under)/over provision in prior years	(1.1)	-	10.6	0.2

* Cost of retrenchment and early retirement scheme

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 March (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2004	**31.03.2003**	**31.03.2004**	**31.03.2003**
Share capital				
Authorised	200.0	200.0	200.0	200.0
Issued and fully-paid	100.6	100.0	100.6	100.0
Share premium	8.7	-	8.7	-
Distributable reserves				
Revenue reserve	1,113.1	978.8	689.7	619.8
Foreign currency translation reserve	3.2	6.4	-	-
Non-distributable reserve				
Statutory reserve	2.5	1.6	-	-
Shareholders' funds	1,228.1	1,086.8	799.0	719.8
Minority interests	2.5	2.8	-	-
Deferred taxation	81.3	103.9	41.3	51.5
Loan from immediate holding company	43.6	46.0	43.7	46.0
Term loan	3.0	0.8	-	-
Deferred income	29.8	31.9	29.8	31.9
	1,388.3	1,272.2	913.8	849.2
Represented by:-				
Fixed assets				
Leasehold land and buildings	578.2	593.3	561.6	587.6
Progress payments	25.2	17.3	0.2	0.7
Others	185.7	207.0	2.8	1.8
	789.1	817.6	564.6	590.1
Subsidiaries	-	-	43.3	43.3
Associated companies	141.0	137.9	95.2	95.2
Long-term investments	7.9	7.9	7.9	7.9
Goodwill on consolidation	1.4	1.6	-	-
Loan to third parties	43.6	46.0	43.7	46.0
Deferred taxation	-	0.1	-	-
Current assets				
Trade debtors	60.0	67.4	1.1	0.5
Other debtors	9.3	29.1	5.4	25.9
Related companies	215.0	238.6	145.1	185.7
Associated companies	0.6	1.1	0.6	1.1
Stocks	9.0	10.1	0.3	0.5
Short-term non-equity investments	94.8	117.8	94.8	117.8
Bank fixed deposits	177.1	182.2	176.1	182.2
Cash and bank balance	9.8	14.8	3.9	6.1
	575.6	661.1	427.3	519.8
Less: Current liabilities				
Term loan	0.8	0.6	-	-
Bank overdraft – secured	2.3	-	-	-
Trade creditors	85.6	104.7	3.6	4.2
Other creditors	25.7	30.6	19.7	21.2
Related companies	-	-	232.6	211.1
Notes payable	-	200.0	-	200.0
Provision for taxation	55.9	64.1	12.3	16.6
	170.3	400.0	268.2	453.1
Net current assets	405.3	261.1	159.1	66.7
	1,388.3	1,272.2	913.8	849.2

1(b) (ii) **Aggregate amount of group's borrowings and debt securities**

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2004		As at 31.03.2003	
Secured *	Unsecured	Secured	Unsecured
2.5	0.6	-	200.6

Amount repayable after one year

As at 31.03.2004		As at 31.03.2003	
Secured *	Unsecured	Secured	Unsecured
2.7	43.9	-	46.8

Details of any collateral

* Secured by a first legal mortgage on the building located at 22 Senoko Way occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS (in $ million)
for the financial year ended 31 March 2004

	THE GROUP	
	2003-04	2002-03
Cash flow from operating activities		
Profit before taxation	217.6	258.1
Adjustments for:		
Interest income	(5.0)	(3.8)
Interest on borrowings	6.1	5.8
Dividend from long-term investment	(0.7)	(0.7)
Depreciation of fixed assets	61.5	60.4
Effects of exchange rate changes	3.2	3.0
Loss/(gain) on sale of fixed assets	0.1	(0.1)
Share of results of associated companies	(33.8)	(30.2)
Amortisation of goodwill	0.1	-
Amortisation of deferred income	(1.6)	(0.9)
Operating profit before working capital changes	247.5	291.6
Decrease/(increase) in debtors	8.8	(8.5)
Decrease/(increase) in stocks	1.1	(0.9)
(Increase)/decrease in amounts owing by related companies	(10.6)	6.7
(Decrease)/increase in creditors	(29.7)	1.5
Decrease/(increase) in amounts due from associated companies	0.1	(0.2)
Cash generated from operations	217.2	290.2
Interest paid to third parties	(6.2)	(5.9)
Tax paid	(35.3)	(51.1)
Net cash provided by operating activities	175.7	233.2
Cash flow from investing activities		
Purchase of fixed assets	(28.2)	(12.4)
Investment in associated companies	-	(3.5)
Repayment of loan from associated company	0.4	0.8
Dividends from associated companies	22.9	15.7
Dividends from long-term investment	0.7	0.7
Proceeds from sale of fixed assets	0.3	3.6
Interest received from deposits	4.9	3.6
Sale/(purchase) of short-term non-equity investments	23.0	(117.8)
Acquisition of subsidiary company, net of cash acquired	-	(2.1)
Net cash provided by /(used in) investing activities	24.0	(111.4)
Cash flow from financing activities		
Repayment of term loan and notes payable	(200.6)	(0.6)
Proceeds from borrowings	2.9	-
Repayment of hire purchase creditor	-	(0.2)
Proceeds from share options exercised	9.3	-
Dividends paid	(54.7)	(54.6)
Deferred income	-	32.8
Net cash used in financing activities	(243.1)	(22.6)
Net (decrease)/increase in cash and cash equivalents	(43.4)	99.2
Effects of exchange rate changes	(3.2)	(3.1)
Cash and cash equivalents at beginning of the period	350.2	254.1
Cash and cash equivalents at end of the period	303.6	350.2

1(d) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in $ million)
for the financial year ended 31 March 2004

	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve	Foreign Currency Translation Reserve	Total Share-holders' Equity
THE GROUP						
Balance at 1 April 2002	100.0	-	819.5	0.8	9.9	930.2
Transfer to statutory reserve	-	-	(0.8)	0.8	-	-
Foreign currency translation adjustment	-	-	-	-	(3.6)	(3.6)
Net gain/(loss) not recognised in the profit and loss accounts			(0.8)	0.8	(3.6)	(3.6)
Profit attributable to shareholders for the period	-	-	214.8	-	-	214.8
Dividends	-	-	(54.6)	-	-	(54.6)
Balance at 31 March 2003	100.0	-	978.9	1.6	6.3	1,086.8
Issue of new shares	0.6	8.7	-	-	-	9.3
Transfer to statutory reserves	-	-	(0.9)	0.9	-	-
Foreign currency translation adjustment	-	-	-	-	(3.1)	(3.1)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	(0.9)	0.9	(3.1)	(3.1)
Profit attributable to shareholders for the period	-	-	189.8	-	-	189.8
Dividends	-	-	(54.7)	-	-	(54.7)
Balance at 31 March 2004	100.6	8.7	1,113.1	2.5	3.2	1,228.1
THE COMPANY						
Balance at 1 April 2002	100.0	-	419.9	-	-	519.9
Profit attributable to shareholders for the period	-	-	254.5	-	-	254.5
Dividends	-	-	(54.6)	-	-	(54.6)
Balance at 31 March 2003	100.0	-	619.8	-	-	719.8
Issue of new shares	0.6	8.7	-	-	-	9.3
Profit attributable to shareholders for the period	-	-	124.6	-	-	124.6
Dividends	-	-	(54.7)	-	-	(54.7)
Balance at 31 March 2004	100.6	8.7	689.7	-	-	799.0

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all of the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$100,000,000 as at 1 April 2003 to S$100,600,548 as at 31 March 2004. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) As at 31 March 2004, options to subscribe for a total of 68,911,300 Shares were outstanding under the Plan. As at 31 March 2003, options to subscribe for a total of 61,799,200 Shares were outstanding under the Plan.

(iii) The movement of options to subscribe for Shares granted under the Plan during the financial year ended 31 March 2004 was as follows:

Date of grant	Balance at 01.04.2003/ Date of Grant	Cancelled	Exercised	Options Not Accepted	Balance at 31.03.2004	Exercise price	Expiry date
28.3.2000	17,837,200	350,100	-	-	17,487,100	S$2.50	27.3.2010
3.7.2000	13,780,000	163,025	116,925	-	13,500,050	S$2.10	2.7.2010
2.7.2001	15,080,800	188,800	5,852,150	-	9,039,850	S$1.54	1.7.2011
1.7.2002	15,101,200	246,100	36,400	-	14,818,700	S$1.90	30.6.2012
1.7.2003	16,007,800	103,300	-	1,838,900	14,065,600	S$1.77	30.6.2013
	77,807,000	1,051,325	6,005,475	1,838,900	68,911,300		

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard).

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

See attached auditors' report.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The same accounting policies and methods of computation have been applied.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earning per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP	
	2003-04	2002-03
Earnings per share (cents):		
(i) Basic *	18.9	21.5
(ii) Diluted #	18.9	21.4

* Based on weighted average number of fully paid shares in issue.

\# Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	31.03.2004	31.03.2003	31.03.2004	31.03.2003
Net asset value per ordinary share (cents)	122.1	108.7	79.4	72.0

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for financial year ended 31 March 2004</u>

Net Profit and Operating Profit

For the financial year under review, the Group's profit after tax and minority interests was $189.8 million, compared to $214.7 million for the previous financial year. The Group's operating profit for the current year was $190.8 million, compared to $228.2 million in the previous year.

Balance Sheet

Shareholders' equity for the Group increased from $1,086.8 million as at 31 March 2003 to $1,228.1 million as at 31 March 2004. The increase was from the accumulated profits of $189.8 million, $9.3 million arising from staff exercising the share options, less interim dividend of $54.7 million paid during the year. *The Company has redeemed $200 million fixed rate note upon its maturity on 29 March 2004.*

Cash Flow

The Group has a cash balance of $303.6 million as at 31 March 2004, a decrease of $46.6 million compared to a year ago. The decrease was mainly due to the redemption of $200 million fixed rate notes matured during the financial year.

8(a)(ii) **Detailed financial analysis for financial year ended 31 March 2004**

Operating Revenue

The segmental revenue and its composition are summarised as follow:

	2003-04		2002-03		
	$Million	%	$Million	%	% Change
Inflight catering	356.5	41.0	416.1	43.4	- 14.3
Ground handling	418.3	48.2	463.7	48.4	- 9.8
Security Services	59.9	6.9	50.2	5.2	+ 19.3
Others #	34.0	3.9	28.1	3.0	+ 21.0
Total	868.7	100.0	958.1	100.0	- 9.3

\# Other services include airline laundry services, cargo delivery, manufacturing of frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the year was $868.7 million, a decrease of 9.3% compared to $958.1 million in last financial year. The decrease was mainly because of flights cancellation during SARS outbreak in March to June 2003.

Revenue from inflight catering reduced 14.3% from $416.1 million to $356.5 million in the financial year ended 31 March 2004 because of 11.1% drop in the volume of inflight meals uplifted.

Revenue from ground handling dropped 9.8% from $463.7 million to $418.3 million because of lesser number of flights and lower cargo volume handled in the current financial year.

Revenue from aviation security services increased $9.7 million (+19.3%) to $59.9 million from the new security screening services rendered at the airport's gate hold room from September 2003.

Revenue from other services increased $5.9 million (+21.0%) from $28.1 million to $34.0 million mainly due to full year's impact of the subsidiary M/s Country Foods, as it was acquired during third quarter of the preceding financial year.

Operating Expenditure

Total operating expenditure for the Group decreased 7.1% to $677.9 million for the current financial year compared to $729.9 million in the previous year.

Staff costs decreased 9.1% to $366.1 million in the current financial year compared to $402.6 million in previous year. The lower staff cost was mainly because of lower bonus provision this year (-$26.5 million) and the savings of approximately $13.5 million achieved through lower overtime and allowances.

The decrease in costs was also partly due to lower licensing fees (-$7.8 million) as a result of lower revenue generated, lower cost of raw materials (-$4.5 million) due to lower volume of meals produced, and adjustment for over-provision in insurance costs of $2.7 million relating to the previous financial year.

Share of Profits from Associated Companies

Share of profits from overseas through associated companies increased 11.9% from $30.2 million to $33.8 million for the year ended 31 March 2004. This represents 15.5% of the Group's profit before tax, up 3.8 % points from last year.

Taxation

The Group's provision for taxation in financial year 2003-04 was $28.0 million, a decrease of $15.3 million (-35.3%) mainly from $21.1 million tax write-back -- $9.4 million due to the reduction in Singapore corporate tax rate from 22% to 20%, and $11.7 million as a result of tax-exemption on remittance of foreign dividend income from countries with headline tax rates of at least 15%. The taxation of $43.3 million in the previous financial year also included a tax write-back of $17.8 million from change in Singapore corporate tax rate from 24.5% to 22.0%.

9 Whether a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

SUBSEQUENT EVENT

The Company signed an agreement with Devro Group Limited on 20 April 2004, to purchase approximately 49.8% of the ground and cargo handling business of PT Jasa Angkasa Semesta Tbk ("JAS Airport Services") for USD60 million.

JAS Airport Services is a major ground and cargo handling company in Indonesia. Listed on the Surabaya Stock Exchange, it has operations at 11 Indonesian airports, including Jakarta, Surabaya, Denpasar/Bali and Medan.

OUTLOOK FOR FY2004-05

Flight frequencies and passenger loads are expected to increase in the new financial year. This will have a positive effect on the Company's performance. However, the expected improvement will be moderated by a more competitive landscape.

The Company will meet the challenges ahead through better cost management and improved efficiency. The Company will also continue to pursue overseas and related business investment opportunities.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim	Final	Special
Dividend type	Cash	Cash	Cash
Dividend amount per share	3 cents	5 cents	37 cents
Dividend rate	30%	50%	370%
Par value of shares	10 cents	10 cents	10 cents
Tax rate	22%	20%	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	3 cents	4 cents
Dividend rate	30%	40%
Par value of shares	10 cents	10 cents
Tax rate	22%	22%

(c) Date Payable

The final dividend will be payable on 4 August 2004.

(d) Books Closure Date

Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed on 27 July 2004 for the preparation of dividend warrants. Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5 pm on 26 July 2004 will be registered to determine shareholders' entitlements to the interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 26 July 2004 will be entitled to the final dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuers most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 BY INDUSTRY (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2004					
Revenue					
External revenue	356.5	418.3	93.9	-	868.7
Inter-segment revenue	1.8	-	78.1	(79.9)	-
Total revenue	358.3	418.3	172.0	(79.9)	868.7
Operating profit	78.1	74.2	38.5	-	190.8
Interest income	0.5	0.5	5.1	(1.1)	5.0
Interest on borrowings	-	-	(7.2)	1.1	(6.1)
Gross dividends from long-term investment	0.7	-	-	-	0.7
Share of results of associated companies	9.1	24.7	-	-	33.8
(Loss)/gain on disposal of fixed assets	-	0.1	(0.2)	-	(0.1)
Amortisation of goodwill	-	-	(0.1)	-	(0.1)
Amortisation of deferred income	-	-	1.6	-	1.6
Exceptional item	(1.5)	(5.1)	(1.4)	-	(8.0)
Profit before taxation	86.9	94.4	36.3	-	217.6
Taxation	(15.8)	(10.4)	(1.8)	-	(28.0)
Net profit	71.1	84.0	34.5	-	189.6
As at 31 March 2004					
Segment assets	485.1	630.7	301.2	-	1,417.0
Associated companies	65.7	73.6	2.3	-	141.6
Total assets	550.8	704.3	303.5	-	1,558.6
Total liabilities	35.4	42.2	83.4	-	161.0
Capital expenditure	5.1	16.9	11.4		33.4
Depreciation of fixed assets	24.8	31.6	5.1		61.5

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2003					
Revenue					
External revenue	416.1	463.7	78.3	-	958.1
Inter-segment revenue	1.1	-	73.0	(74.1)	-
Total revenue	417.2	463.7	151.3	(74.1)	958.1
Operating profit	102.4	91.6	34.2	-	228.2
Interest income	0.8	0.9	4.0	(1.9)	3.8
Interest on borrowings	-	-	(7.7)	1.9	(5.8)
Gross dividends from long-term investment	0.7	-	-	-	0.7
Share of results of associated companies	7.6	22.6	-	-	30.2
(Loss)/gain on disposal of fixed assets	-	0.1	-	-	0.1
Amortisation of deferred income	-	-	0.9	-	0.9
Profit before taxation	111.5	115.2	31.4	-	258.1
Taxation	(17.9)	(18.1)	(7.3)	-	(43.3)
Net profit	93.6	97.1	24.1	-	214.8
As at 31 March 2003					
Segment assets	488.9	639.3	404.9	-	1,533.1
Associated companies	64.4	72.7	1.9	-	139.0
Total assets	553.3	712.0	406.8	-	1,672.1
Total liabilities	46.1	53.9	282.7	-	382.7
Capital expenditure	3.9	15.2	2.1	-	21.2
Depreciation of fixed assets	24.1	32.3	4.0	-	60.4

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	Overseas	Total
Financial year ended 31 March 2004			
Revenue	868.7	-	868.7
As at 31 March 2004			
Segment assets	1,352.5	64.5	1,417.0
Associated companies	0.2	141.4	141.6
Total assets	1,352.7	205.9	1,558.6
Capital expenditure	33.4	-	33.4
Financial year ended 31 March 2003			
Revenue	958.1	-	958.1
As at 31 March 2003			
Segment assets	1,455.1	78.0	1,533.1
Associated companies	0.2	138.8	139.0
Total assets	1,455.3	216.8	1,672.1
Capital expenditure	21.2	-	21.2

14 *In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.*

Not applicable.

15 A breakdown of sales.

(in $ million)	THE GROUP		
	FY2003-04	FY2002-03	% Change
(a) Turnover reported for first half year	388.0	465.6	-16.7%
(b) Profit after tax before deducting minority interests reported for first half year	78.8	118.2	-33.4%
(c) Turnover reported for second half year	480.7	492.5	-2.4%
Profit after tax before deducting minority interests reported for second half year	110.9	96.6	+14.8%

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	FY2003-04	FY2002-03
Ordinary	361.6*	54.6
Preference	-	-
Total	361.6	54.6

The above dividends are net of tax.

* Includes special dividend of $297.8 million

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2004 and the immediately preceding financial year are listed below:

	Aggregate value of all interested person transactions entered into during the financial years below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 (excluding transactions of value less than S$100,000)	
	2003-04 $'000	**2002-03** $'000	**2003-04** $'000	**2002-03** $'000
Name of Interested Person				
Singapore Airlines Limited	-	-	9,732	7,972
Invo-Tech Engineering Pte Ltd	-	-	4,384	1,006
NCS Communications Engineering Pte Ltd	-	-	2,728	-
Premas International Ltd	-	-	2,180	-
Keppel Electric Pte Ltd	-	-	1,680	1,500
SembCorp Power Pte Ltd	-	-	1,463	-
CET Technologies Pte Ltd	-	-	974	-
SIA Engineering Company Limited	-	-	308	574
SIA Properties Pte Ltd	-	-	276	-
SilkAir Pte Ltd	-	-	241	1,020
Eagle Services Asia Pte Ltd	-	-	154	154
SIA Cargo Pte Ltd	-	-	144	151
Singapore Food Industries Ltd	-	-	117	151
SembCorp Logistics Ltd	255	-	-	-
Keppel FMO Pte Ltd	-	-	-	3,347
Changi International Airport Services Pte Ltd	-	-	-	1,441
Total	255	-	24,381	17,316

BY ORDER OF THE BOARD
Annabelle Yip Wai Ping
Company Secretary
14 May 2004
Singapore

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Full Year Financial Statement And Dividend Annoucement

Attached is an annoucement to Singapore Exchange Securities Trading Limited on financial results for the year ended 31 March 2004, for Singapore Airport Terminal Services Limited ("SATS") and its subsidiaries.

SATS-Financial Results FY2003-04.pdf Auditor_report.pdf

Submitted by Annabelle Yip Wai Ping, Company Secretary on 14 May 2004 to the SGX

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No. 01/05 14 May 2004

NEWS RELEASE ON FINANCIAL RESULTS
FOR FINANCIAL YEAR ENDED 31 MARCH 2004

SATS POSTS $189.8 MILLION NET PROFIT FOR FY2003-04

- *SATS turns in creditable performance despite SARS outbreak in first quarter.*
- *Overseas associated companies increased contribution to Group's profits.*
- *Shareholders to enjoy a special dividend of 37 cents gross per share.*
- *Ordinary final dividend raised to 5 cents gross per share, making a total dividend payout of 8 cents gross per share for the year.*
- *Staff to be paid a one-off lump sum to make up for the wage cut taken in 2003, plus 15%, and a bonus of 2.05 months of basic salary.*

FINANCIAL HIGHLIGHTS

• Operating profit	$190.8 million	(- 16.4%)
• Profit before tax	$217.6 million	(- 15.7%)
• Share of profits from associated companies	$33.8 million	(+ 11.9%)
• Profit attributable to shareholders	$189.8 million	(- 11.6%)
• Earnings per share	18.9 cents	(- 12.1%)
• Net asset value per share	122.1 cents	(+ 12.3%)
• Group's total assets	$1,558.6 million	(- 6.8%)
• Shareholders' funds	$1,228.1 million	(+ 13.0%)
• Return on average shareholders' funds	16.4%	(- 4.9% pts)

Note: The SATS Group's audited financial results for the financial year ended 31 March 2004 were announced on 14 May 2004. A summary of the financial and operating statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

Financial Year 2003-04

The Group's revenue for the year declined by 9.3% to $868.7 million. This decline was attributed to the outbreak of the Severe Acute Respiratory Syndrome (SARS) which caused revenue to drop by 24.1% from April to June 2003 compared to the same period the preceding year. Revenue for the fourth quarter has recovered to pre-SARS levels.

Profit before tax declined by 15.7% to $217.6 million.

Share of profits from associated companies improved by $3.6 million, or 11.9% to $33.8 million. These companies contributed 15.5% of Group profit before tax, up 3.8 % points from last year.

Taxation for the year of $28.0 million included a tax write-back of $21.1 million, of which $9.4 million was due to change in corporate tax rate from 22.0% to 20.0% and the remaining $11.7 million was due to tax-exemption on foreign dividend income from countries with headline tax of at least 15%.

Profit attributable to shareholders declined by 11.6% to $189.8 million.

Earnings per share was 18.9 cents, a decrease of 2.6 cents (-12.1%). Profit margin dropped 0.6 percentage point to 21.8%. Return on average shareholders' funds was 16.4%, a decrease of 4.9 percentage points.

GROUP FINANCIAL POSITION (as at 31 March 2004)

Shareholders' funds of the Group stood at $1,228.1 million, which was 13.0% (+$141.3 million) higher than at 31 March 2003.

Net asset value per share for the Group was $1.22 as at 31 March 2004, an increase of 13 cents compared to 31 March 2003.

The Group's total assets decreased by 6.8% to $1,558.6 million.

Total debt of the Group was $49.7 million at 31 March 2004, down from $247.4 million as at 31 March 2003. The debt equity ratio was 0.04 at 31 March 2004, compared to 0.23 as at 31 March 2003. This was due to the redemption of $200 million debt from the Medium Term Note (MTN) programme.

GROUP OPERATING PERFORMANCE

Traffic volume has increased since the SARS outbreak from April to June 2003. However, the improvement was not sufficient to fully offset the decline in traffic volume during the SARS period. As a result, there was a decline in the full year operating data as follows:

Full Year FY2003-04	FY2003-04 Apr 03 - Mar 04	FY2002-03 Apr 02 – Mar 03	% change
Passengers handled ('M)	21.24	24.47	- 13.2
Meals produced ('M)	19.73	22.19	- 11.1
Flights handled ('000)	63.13	75.11	- 15.9
Cargo processed ('000 tonnes)	1,381.63	1,436.51	- 3.8

DIVIDENDS

An interim dividend of 3 cents gross per share, amounting to $23.5 million after tax, was paid on 28 November 2003. A final dividend of 5 cents gross per share, amounting to $40.2 million after tax, has been proposed. The ordinary dividend after tax for the year will amount to $63.8 million.

A one-off special dividend of 37 cents gross per share, amounting to $297.8 million after tax is proposed for FY2003-04.

The total dividend after tax for the year will amount to $361.5 million.

SUBSEQUENT EVENT

The Company signed an agreement with Devro Group Limited on 20 April 2004, to purchase approximately 49.8% of the ground and cargo handling business of PT Jasa Angkasa Semesta Tbk ("JAS Airport Services") for USD60 million.

JAS Airport Services is a major ground and cargo handling company in Indonesia. Listed on the Surabaya Stock Exchange, it has operations at 11 Indonesian airports, including Jakarta, Surabaya, Denpasar/Bali and Medan.

This venture represents the largest overseas investment for SATS and marks our entry into the strategically important and growing market of Indonesia.

OUTLOOK FOR FY2004-05

Flight frequencies and passenger loads are expected to increase in the new financial year. This will have a positive effect on the Company's performance. However, the expected improvement will be moderated by a more competitive landscape.

The Company will meet the challenges ahead through better cost management and improved efficiency. The Company will also continue to pursue overseas and related business investment opportunities.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 13 overseas investments covering 25 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The SATS Group's FY2003-04 results are available on www.sats.com.sg

For the complete audited FY2003-04 financial statement, please refer to the MASNET filing.

Investor and Media Contacts:

Mah Tze Chiang
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 9487-7498 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg
URL: www.sats.com.sg

Terence Foo
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9878-8787 (after office hours)
Fax: (65) 6339-9578
Email: tfoo@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS [R1]

	FY2003-04	FY2002-03	4th Qtr FY2003-04	4th Qtr FY2002-03
Financial Results ($ million)				
Total revenue	868.7	958.1	239.8	244.1
Total expenditure	677.9	729.9	197.9	191.6
Operating profit	190.8	228.2	41.9	52.5
Share of profits from associated companies	33.8	30.2	7.9	6.9
Exceptional item	(8.0)	-	-	-
Profit before taxation	217.6	258.1	49.9	59.5
Profit attributable to shareholders	189.8	214.7	49.4	45.4
Share capital	100.6	100.0		
Distributable reserve	1,116.3	985.2		
Non-distributable reserve:				
Share premium	8.7	-		
Statutory reserve	2.5	1.6		
Shareholders' funds	1,228.1	1,086.8		
Return on average shareholders' funds (%) [R2]	16.4	21.3		
Total assets	1,558.6	1,672.2		
Total debt	49.7	247.4		
Debt equity ratio (times)	0.04	0.23		
Value added	627.1	704.5		
Dividends				
Interim dividend (cents per share)	3.0	3.0		
Proposed final dividend (cents per share)	5.0	4.0		
Proposed special dividend (cents per share)	37.0	-		
Dividend cover (times) [R3]	0.5	3.9		
Per Share Data				
Earnings after tax (cents) - basic [R4]	18.9	21.5		
- diluted [R5]	18.9	21.4		
Net asset value ($) [R6]	1.22	1.09		

R1 SATS' financial year is from 1 April to 31 March. Throughout this report, all figures are in Singapore Dollars, unless stated otherwise.

R2 Return on shareholders' fund is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.

R3 Dividend cover is profit attributable to shareholders divided by total dividend.

R4 Earnings after tax per share (basic) is computed by dividing the profit after taxation and minority interests by the weighted average number of ordinary shares in issue.

R5 Earnings after tax per share (diluted) is computed by dividing the profit after taxation and minority interests by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R6 Net asset value per share is computed by dividing shareholders' funds by the number of ordinary shares in issue at 31 March.

OPERATING STATISTICS

	FY2003/04	FY2002/03	% change
Passengers handled ('M)	21.24	24.47	- 13.2
Meals produced ('M)	19.73	22.19	- 11.1
Flights handled ('000)	63.13	75.11	- 15.9
Cargo processed ('000 tonnes)	1,381.63	1,436.51	- 3.8


Meals Produced ('M)
FY2002/2003
FY2003/2004
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


No. of Passengers Handled ('M)
FY2002/2003
FY2003/2004
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


Flights Handled ('000)
FY2002/2003
FY2003/2004
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


Tonnage of Cargo & Mail Handled ('000)
FY2002/2003
FY2003/2004
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month

Auditor's Report to the Members of Singapore Airport Terminal Services Limited

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiary companies (the "Group") set out on pages # to # for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn in accordance with the provisions of the Companies Act (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2004, changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

Ernst + Young

ERNST & YOUNG
Certified Public Accountants

Dated this 11th of May 2004
Singapore

The page numbers are stated in the auditors' report dated 11th May 2004 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2004.



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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ORGANIZATIONAL CHANGES

Singapore Airport Terminal Services Limited (the "Company") would like to announce the following changes to its organizational structure.

Mr Karmjit Singh, currently Chief Executive SATS Airport Services, will assume the position of Chief Operating Officer ("COO"), a newly created position. In this position, he will have overall charge of all Singapore operations of the SATS Group, encompassing, amongst other businesses, the operations of the Group's key businesses of Airport Services and Inflight Catering, in Singapore.

Mr Ng Chin Hwee, currently Group Chief Executive Officer SATS, will be retitled President and Chief Executive Officer of the SATS Group. COO will report to him.

Following from the creation of the COO position, the positions of Chief Executive SATS Catering and Chief Executive SATS Airport Services will be deleted. These changes will take effect on 27 May 2004.

The Company will continue the process of restructuring and aligning its organization to better meet the challenges ahead.

Submitted by Annabelle Yip, Company Secretary on 12/05/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL

As required by Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its

principal subsidiaries, who is a relative of a director or chief executive officer or substantial shareholder of the Company.

Submitted by Annabelle Yip, Company Secretary on 07/05/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704(7) OF THE LISTING MANUAL

Singapore Airport Terminal Services Limited (the "Company") would like to announce that Mr Joseph Chew Khiam Soon will be retiring from his position as Chief Executive SATS Catering with effect from 26 May 2004.

During his 34 years of service in the SIA Group, including 4 years of service in the Company, Mr Chew served in a variety of capacities, including Director of Marketing (Services) SIA, Management positions in Switzerland & Austria, Hong Kong and USA, Senior Vice President South West Pacific SIA, and Senior Vice President West Asia & Africa SIA. Mr Chew was also seconded to the Singapore Tourist Promotion Board as Executive Director from 1976 to 1978 and again from 1985 to 1989.

The Board thanks Mr Chew for his dedication and commitment to the Group and the invaluable contribution he has made to it.

At the Board's request, Mr Chew will stay on in the Company as Advisor to the Chief Executive Officer of the SATS Group from 26 May 2004 for a period to be determined, during which he will continue as Director on the Boards of several of the Company's subsidiary and associated companies.

Separately, the Company will continue to look at ways to structure and align its organization to better meet the challenges ahead.

Submitted by Annabelle Yip, Company Secretary on 28/04/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

JAS AIRPORT SERVICES AND SATS IN A NEW PARTNERSHIP

Jakarta, April 20, 2004 – Singapore Airport Terminal Services Limited (SATS) and PT Jasa Angkasa Semesta TBK (JAS Airport Services) today announced that SATS has entered into an agreement with Devro Group Limited (Devro) to acquire a 49.8% stake in JAS Airport Services. The stake for the ground and cargo handling business is valued at US$60

million.

This venture will give SATS a stake in the Indonesian ground and cargo handling market and strengthen JAS Airport Services' ground and cargo handling services in Indonesia.

The companies, which are the leading cargo and ground handling services companies in their respective countries, said this at a signing ceremony at the Dharmawangsa Hotel in Jakarta today.

The agreement represents SATS' 13th operating venture overseas and its first direct investment into Indonesia.

SATS Group Chief Executive Officer Mr Ng Chin Hwee said, "This partnership represents the largest overseas investment by SATS and forms part of the company's strategy to expand beyond its Singapore operations and fulfill our ambition to be the leading ground handler in the region. SATS will continue to look for potential investments overseas."

"Our investment in JAS Airport Services underscores our confidence in the Indonesian airport ground handling market and its growth potential. We have a long relationship with the company, having seconded staff to help the start-up operations in the 1980's. JAS Airport Services is a well-managed company and we are glad to work with its management to grow its business and strengthen its position in the Indonesian market," added Mr Ng.

President & CEO JAS Airport Services, Diono Nurjadin, said," As Indonesia's leading ground and cargo handling company, JAS Airport Services is continuously seeking to upgrade our services to benefit our customers."

"Our partnership with SATS will help us to provide our customers with an

even better level and range of services. The collaboration will further strengthen the international quality services that all of us always strive for and will allow the exchange of experience as well as improve the skills of both parties," he said.

Credit Suisse First Boston acted as financial advisor to Devro and ANZ Investment Bank acted as financial advisor to SATS.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS' network of ground handling and airline catering operations currently spans 14 airports in the Asia Pacific region. SATS has been listed on the Singapore Exchange since May 2000.

About JAS Airport Services

JAS Airport Services is a full service airport handling company that currently operates at 11 airports across Indonesia with 6 of these for the full range of services (Jakarta, Surabaya, Denpasar/Bali, Manado, Makassar and Medan). In the face of major developments, JAS Airport Services merged with PT Cardig Air and became JAS Group holding company as well as operating company that provides world-class transportation and logistic services, through leveraging technology to create synergies and innovation aiming to achieve unparalleled performance in its business.

For more information, please contact:

Trisia Megawati Mah Tze Chiang
JAS Airport Services Singapore Airport Terminal Services Limited (SATS)
Tel: +62-21-80883388 Tel: +65-65418150
Fax: +62-21-80886688 Fax: +65-65418154
Email: trisia.megawati@ptjas.co.id Email:
tzechiang_mah@singaporeair.com.sg

Menara Cardig 20 Airport Boulevard, Singapore 819659
Jalan Raya Halim Perdanakusuma Internet: *www.sats.com.sg*
Jakarta 13650, Indonesia
Internet: *www.ptjas.co.id*

Submitted by Annabelle Yip, Company Secretary on 20/04/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

PROPOSED ACQUISITION OF SHARES IN PT JASA ANGKASA SEMESTA TBK (THE "TRANSACTION")

PROPOSED ACQUISITION OF SHARES IN PT JASA ANGKASA SEMESTA TBK (THE "TRANSACTION")

The Board of Directors of Singapore Airport Terminal Services Limited (the "Company") wishes to announce that the Company has entered into a sale and purchase agreement on 20 April 2004 (the "S&P Agreement") with Devro Group Limited ("Devro") pursuant to which the Company has agreed, subject to the satisfaction of certain conditions, to acquire from Devro 220,155,683 shares of par value Indonesian Rupiah ("Rp") 50 per share in PT Jasa Angkasa Semesta Tbk ("JAS Airport Services") currently held by Devro (the "Sale Shares"), representing approximately 49.8% of the total issued shares of JAS Airport Services.

As at the date of completion of the Transaction (the "Closing Date"), Devro will continue to hold approximately 50.1% of the total issued shares of JAS Airport Services (the remaining 0.1% is currently held by employees of JAS Airport Services). Following the Closing Date, the Company will be required to make a General Offer to the employees for their shares in JAS Airport Services in accordance with Indonesian capital market regulations.

Description of JAS Airport Services and rationale for the Transaction

JAS Airport Services is a major ground and cargo handling company in Indonesia, listed on the Surabaya Stock Exchange, with operations at major airports in Indonesia, including Soekarno-Hatta Airport (Jakarta) and Denpasar Airport (Bali).

By making this acquisition, the Company will have a stake in the Indonesian ground and cargo handling market, and an interest in a reputable ground and cargo handling service provider in Indonesia, handling the majority of international airlines at key airports in Indonesia.

Aggregate Consideration for the Transaction

The aggregate consideration (the "Aggregate Consideration") for the Transaction is approximately USD68.10M, and was arrived at on a willing buyer, willing seller basis. The Aggregate Consideration will be paid by the Company in cash out of internally generated funds. The Aggregate Consideration is derived as follows:-

A. USD60M (the "Purchase Price") is the agreed value attributed to a 49.8% interest in JAS Airport Services's ground and cargo handling business (the "Core Business"); and

B. Rp69,708,738,728 (USD8.10M[1]) is the agreed value attributed to a 49.8% interest in (i) the shareholdings of JAS Airport Services in 6 subsidiaries/associated companies doing businesses other than ground and cargo handling (the "Option Shares"), and (ii) certain land and buildings owned by JAS Airport Services in Indonesia (the "Option Properties").

[1] Unless otherwise mentioned, ALL USD-equivalent amounts in this announcement set out in parentheses are approximate and have been converted from Rp at the Rp/USD exchange rate as of the day preceding the date of the S&P Agreement, for information purposes only.

The Purchase Price is based on an agreed Net Debt[2] of JAS Airport Services and is subject to adjustment following the issue of an audited Closing Balance Sheet as at the Closing Date. Any adjustment to the Purchase Price will be based on the shortfall or excess (as the case may be) in the Net Debt of JAS Airport Services on the Closing Date as against the agreed Net Debt amount.

Further details of the Transaction

As part of the Transaction, JAS Airport Services has entered into a Shares Option Agreement and a Properties Option Agreement with PT Cardig International ("PT Cardig") a subsidiary of Devro. Under these Agreements, conditional upon completion of the purchase of the Sale Shares by the Company, JAS Airport Services will transfer to PT Cardig the Option Shares and Option Properties through call and put options in favour of PT Cardig and JAS Airport Services respectively, for an aggregate consideration of Rp139,997,980,000 (USD16.27M), within a period of 5 and 19 months respectively after the Closing Date. It is envisaged that amount(s) in aggregate equivalent to the net proceeds received by JAS Airport Services from the disposal of the Option Shares and the Option Properties will be distributed/advanced to JAS Airport Services shareholders pro-rata to their respective shareholdings, as soon as practicable, subject to applicable Indonesian law and regulations.

The Company has also entered into a Shareholders' Agreement with Devro to govern certain rights and obligations of the Company and Devro as shareholders of JAS Airport Services, to take effect upon the Closing Date. Under the Shareholders' Agreement, the Company has the right to nominate 4 out of 9 Commissioners to the Board of Commissioners of JAS Airport Services, and 2 out of 5 Directors to the Board of Directors of JAS Airport Services (including the Vice President Director occupying the position of Chief Operating Officer). The Company will be posting an additional person to be Financial Controller of JAS Airport Services, reporting to the Chief Financial Officer of JAS Airport Services.

Closing Date and Conditions Precedent

The Closing Date is scheduled to take place on 31 May 2004, or as varied by mutual agreement of the parties.

The completion of the S&P Agreement is subject to certain conditions precedent, including without limitation, the following:-

(a) approvals from relevant entities, including HSBC International Trustee Limited and Bank Mandiri, required for JAS Airport Services's realization of certain assets, being units of a unit trust fund called the Falcon Fund, and utilization of the cash proceeds from such realization to repay its existing loan from Bank Mandiri; and

(b) approval from Bank Mandiri of the sale by Devro of the Sale Shares and JAS Airport Services's sale of the Option Shares and the Option Properties.

If any of the conditions precedent is not satisfied or waived by 31 August 2004, the Company or Devro may terminate the S&P Agreement.

---

[2] "Net Debt" is defined in the S&P Agreement as JAS Airport Services's total long term bank debt (net of current maturity) less total current assets plus total current liabilities as at the Closing Date as shown by the Closing Balance Sheet, translated into USD at the same USD/Rp exchange rate utilized in the preparation of the Closing Balance Sheet.

Financial Effects

The profit before income tax, minority interests and extraordinary items of JAS Airport Services attributable to the Core Business ("net profits") for the financial year ended 31 December 2003 was approximately Rp24.20B (USD2.81M), resulting in such net profits attributable to the Sale Shares of Rp12.05B (USD1.40M).

Such net profits attributable to the Sale Shares constitute 1% of the Company's consolidated profits before income tax, minority interests and extraordinary items for the same period.

The Aggregate Consideration represents 5.8% of the market capitalisation of the Company by reference to the market day preceding the date of the S&P Agreement.

The net tangible asset value of the Core Business of JAS Airport Services attributable to the Sale Shares as at 31 December 2003 was approximately Rp108.69B (USD12.63M). As at 31 March 2003, the Company's consolidated audited net tangible assets was SGD1078M or SGD1.08 per share. Based on the foregoing, assuming that the Transaction had been effected at the end of the financial year of the Company ended 31 March 2003, the Company's consolidated audited net tangible assets per share would have decreased to SGD1.00 per share.

The consolidated earnings per share of the Company for the financial year ended 31 March 2003 was SGD0.21. Assuming that the Transaction had been completed at the beginning of that financial year, the consolidated earnings per share of the Company taking into account the profit after tax, minority interests and extraordinary items of the Core Business attributable to the Sale Shares would have remained unchanged at SGD0.21 per share.

Save for their interests that arise out of their shareholdings in the Company and the interest of Singapore Airlines Limited as a customer of JAS Airport Services, no Director or Controlling Shareholder of the Company has an interest, direct or indirect, in the Transaction.

A copy of the S&P Agreement will be available for inspection during normal business hours at the Company's registered office for 3 months from the date of this announcement.

Submitted by Annabelle Yip, Company Secretary on 20/04/2004 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Operating Data for March 2004

This is the SATS operating data for March 2004:

Year on Year Comparison	March 2004	March 2003	% change
Unit Services Handled ('000)	6.29	6.71	- 6.3

Flights Handled ('000)	6.01	6.43	- 6.4
Cargo/Mail Processed ('000 tonnes)	125.04	126.52	- 1.2
Passengers Handled ('M)	1.99	1.89	+ 5.4
Unit Meals Produced ('M)	1.45	1.40	+ 3.7
Gross Meals Produced ('M)	1.84	1.76	+ 4.6

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:
The number of passengers handled and meals produced increased in March 2004 compared
to a year ago. However, the cargo processed and flights handled for March fell year on year.

The full year operating data can be found in the following webpage:

http://www.irasia.com/listco/sg/sats/keyfact.htm

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 16/04/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS' RESPONSE TO STRAITS TIMES' ARTICLE, PAGE H7, WED 7 Apr 2004

Below is the response by the Company's management to the Straits Times article, Page H7, Wednesday 7 April 2004.

"To: The Editor, Straits Times

I would like to clarify a few points in Ms Rebecca Lee's article "SATS questions need for third ground handler at Changi" (page H7, Straits Times, Wednesday 7 April 2004).

SATS does not question the Government's decision to open the ground handling market and to award a license to a third ground handler. Through the years, we have had competition both locally (against Changi International Airport Services) and regionally. SATS welcomes competition as it serves to challenge us to continually sharpen our cost competitiveness and service quality. We have always priced our handling rates competitively, commensurating with the level of product and service offerings required by our customers. Even with the recent volatile aviation environment, we have been able to deliver top quality service to our customers and strong returns to our shareholders. The entry of the third handling agent will make no difference in this respect.

As for the reported comments made by CEO SATS, Mr Ng Chin Hwee on Monday, they were meant to highlight the concern of the burden placed on SATS as the major player, given the scale of investment required to cater for the growth of the aviation industry. Since 1981, SATS has invested over S$1 billion in state of the art infrastructure to maintain the high level of service provided to the industry and support Singapore Changi Airport status as the premier aviation hub in the region. Only recently, SATS invested over S$215 million to relocate its inflight kitchen to facilitate Changi Airport's expansion plans for its Terminal 3. A S$270 million highly automated cargo handling terminal was commissioned in 2001 to support the air cargo industry by providing handling capacity for the next 7 years. Such investments are usually made well ahead in order to maximize operating efficiencies as the volume of business grows.

SATS is ready to meet the challenge of the third handler and will continue to play a major role of providing cost competitive and quality product to our airline clients in support of Changi as a premier aviation hub.

Mah Tze Chiang
Investor Relations Manager
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65418150
Fax: 65418154
Email: "tzechiang_mah@singaporeair.com.sg"
Submitted by Annabelle Yip, Company Secretary on 12/04/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Clarification of Straits Times' article (08 April 2004)

The management would like to clarify a few points with regard to the article titled "SATS won't replace those who quit" by Ms Sue-Ann Chia (Straits Times, 8 April 2004, page H7).

The headline may have given the misleading impression that SATS is adopting a policy of downsizing by attrition, in view of recent developments in the media.

Staffing levels will always have to correlate with operational and customer requirements. SATS will

continue to ensure optimal manning levels to deliver the quality service demanded by our clients. Our staff is our most important asset. We will continue to invest in the training and development of our people in order to maintain the high standards of service quality for which SATS is renown. Any changes to staffing levels will be made with the interest and welfare of the staff in mind.

Keeping an eye on costs has always been a priority for our management team. This is especially important given the increasingly competitive global environment. Cost containment does not merely cover labour costs, but extends to all components of our cost structure.

Submitted by Annabelle Yip, Company Secretary on 08/04/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

S$500, 000, 000 MEDIUM TERM NOTE PROGRAMME (THE "MTN PROGRAMME") - S$200, 000, 000 2.90% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2004

We refer to the S$200,000,000 in principal amount of Unsecured Fixed Rate Notes due 2004 (the "Notes") of Singapore Airport Terminal Services Limited (the "Company") issued pursuant to the MTN Programme on 28 March 2001 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747(1) of the Listing Manual, we hereby announce that the maturity date of the Notes is 29 March 2004 and the Notes have been fully redeemed and cancelled on 29 March 2004 by the Company.

Submitted by Annabelle Yip, Company Secretary on 30/03/2004 to the SGX

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---

2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Operating Data for February 2004

This is the SATS operating data for February 2004:

Year on Year Comparison	February 2004	February 2003	% change
Unit Services Handled ('000)	5.78	6.13	- 5.8

Flights Handled ('000)	5.52	5.91	- 6.7
Cargo/Mail Processed ('000 tonnes)	110.23	101.52	+ 8.6
Passengers Handled ('M)	1.87	1.91	- 2.4
Unit Meals Produced ('M)	1.37	1.38	- 0.5
Gross Meals Produced ('M)	1.73	1.72	+ 0.4

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

More cargo and mail were processed in February 2004 compared to a year ago. Last year's loads were affected by the Chinese New Year holiday break. Flights are still down year on year although meal production is back to the levels seen a year ago.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 18/03/2004 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
1 June 2004	Lodgment of Return of Allotment of Share – 2,000 shares
1 June 2004	Lodgment of Return of Allotment of Share – 3,500 shares
1 June 2004	Lodgment of Return of Allotment of Share – 21,400 shares
1 June 2004	Lodgment of Return of Allotment of Share – 3,150 shares
1 June 2004	Lodgment of Return of Allotment of Share – 2,600 shares
1 June 2004	Lodgment of Return of Allotment of Share – 61,600 shares
1 June 2004	Lodgment of Return of Allotment of Share – 3,600 shares
1 June 2004	Lodgment of Return of Allotment of Share – 32,200 shares
27 May 2004	Lodgment of Return of Allotment of Share – 6,000 shares
27 May 2004	Lodgment of Return of Allotment of Share – 15,600 shares
27 May 2004	Lodgment of Return of Allotment of Share – 16,800 shares
20 May 2004	Lodgment of Return of Allotment of Share – 15,600 shares
20 May 2004	Lodgment of Return of Allotment of Share – 7,800 shares
13 May 2004	Lodgment of Return of Allotment of Share – 7,800 shares
13 May 2004	Lodgment of Return of Allotment of Share – 5,200 shares
13 May 2004	Lodgment of Return of Allotment of Share – 2,600 shares
7 May 2004	Lodgment of Return of Allotment of Share – 2,600 shares
28 April 2004	Lodgment of Return of Allotment of Share – 5,200 shares
26 April 2004	Lodgment of Return of Allotment of Share – 5,200 shares
19 April 2004	Lodgment of Return of Allotment of Share – 10,400 shares
19 April 2004	Lodgment of Return of Allotment of Share – 5,800 shares
13 April 2004	Lodgment of Return of Allotment of Share – 2,600 shares

13 April 2004	Lodgment of Return of Allotment of Share	– 2,600 shares
13 April 2004	Lodgment of Return of Allotment of Share	– 4,800 shares
25 March 2004	Lodgment of Return of Allotment of Share	– 13,500 shares
23 March 2004	Lodgment of Return of Allotment of Share	– 2,600 shares
15 March 2004	Lodgment of Return of Allotment of Share	– 5,800 shares
10 March 2004	Lodgment of Return of Allotment of Share	– 2,600 shares
10 March 2004	Lodgment of Return of Allotment of Share	– 5,100 shares
1 March 2004	Lodgment of Return of Allotment of Share	– 5,200 shares
1 March 2004	Lodgment of Return of Allotment of Share	– 2,600 shares
26 February 2004	Lodgment of Return of Allotment of Share	– 2,600 shares
26 February 2004	Lodgment of Return of Allotment of Share	– 2,600 shares

bizFILE

RECEIPT

Receipt No : RCB0000000667139A Date/Time : 01/06/2004 10:54
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

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Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

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Date of Meeting: * (dd/mm/yyyy)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

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I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

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Unit : # [ ] - [ ]

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Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/05/2004 (dd/mm/yyyy)

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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100624472.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100624472.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000667109A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 01/06/2004 10:46

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

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- ( ) company is an unlisted public company
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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1060567H / TAN JIAK NGEE MICHAEL

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/05/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100624272.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100624272.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000667064A

Date/Time : 01/06/2004 10:38

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/05/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100623922.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100623922.50**	**0.00**	**0.00**

biz FILE

RECEIPT

Receipt No : RCB0000000666982A

Date/Time : 01/06/2004 10:19

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100623922.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100623922.50**	**0.00**	**0.00**

BIZFILE

RECEIPT

Receipt No : RCB0000000666982A

Date/Time : 01/06/2004 10:19

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3150

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100621782.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100621782.50**	**0.00**	**0.00**

BIZFILE

RECEIPT

Receipt No : RCB0000000666925A

Date/Time : 01/06/2004 10:06

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 605.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/05/2004 (dd/mm/yyyy)

Save Reset Back

BIZFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100621467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100621467.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000666898A

Date/Time : 01/06/2004 09:58

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 615.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 61600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100621207.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100621207.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000666829A

Date/Time : 01/06/2004 09:38

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 625.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/05/2004 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100615047.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100615047.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No	: RCB000000666788A	Date/Time : 01/06/2004 09:29
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 635.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 32200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100614687.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100614687.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000661028A

Date/Time : 27/05/2004 17:01

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 645.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC
Name : *	
Nationality : *	
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	[ ] Retrieve Address
Block/House No. :	
Street Name :	
Unit :	# [ ] - [ ]
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address :	

If Allottee is NOT an Individual :

Shareholder Category : *	Company / Foreign Branch Search
Registration No. : *	198003912M Retrieve Details
Name :	**THE CENTRAL DEPOSITORY (PTE) LIMITED**
Address Type :	**Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100611467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100611467.50**	**0.00**	**0.00**

BIZFILE

RECEIPT

Receipt No : RCB0000000660939A

Date/Time : 27/05/2004 16:43

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 655.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Nominal value per share is required.
No. of shares allotted is required.
Currency is required.
Date of allotment is required.

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100610867.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100610867.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000660769A

Date/Time : 27/05/2004 15:59

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 665.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Shares | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/05/2004 (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100609307.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100609307.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000649836A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/05/2004 16:59

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 675.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/05/2004 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100607627.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100607627.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000649801A

Date/Time : 20/05/2004 16:51

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 685.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summar of Capita

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100606067.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100606067.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000638443A

Date/Time : 13/05/2004 12:55

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 695.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/05/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summar of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100605287.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100605287.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000638408A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 13/05/2004 12:37

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 705.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/05/2004 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	*0*	*0*	*0*

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summar of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100604507.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100604507.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000638383A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 13/05/2004 12:25

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 715.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/05/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100603987.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100603987.50**	**0.00**	**0.00**

BIZFILE

RECEIPT

Receipt No : RCB0000000629638A

Date/Time : 07/05/2004 13:07

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, GOH YEN WAH, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/04/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100603727.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100603727.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000614123A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 28/04/2004 12:19

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00
		Total (S$) :		30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Type of Transaction :	**Return Of Allotment Of Shares**
Date of Notice Error :	**28/04/2004**
Description of Error :* (max 4000 charecters)	DATE OF ALLOTMENT SHOULD HAVE BEEN "21/04/2(
Attach fresh documents showing rectification : **Note :** Upload file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... (Click 'Browse' to select file for attachment) bizfile pg320040428120747.pdf

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset | Next>>

Description of Error:

DATE OF ALLOTMENT SHOULD HAVE BEEN "21/04/2004" AND NOT "21/04/1004".

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Company / Foreign Branch**

Registration No. : * **198003912M**

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : * **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	0.10		5200	5200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [ ]

b) No. of shares allotted : [ ]

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **0.10**

b) No. of shares allotted : 5200

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 21/04/2004

corrected upon filing Bizfile application for leave of Registrar to file Notice of Error

Save | Reset | Delete | Back

SW 28/4/04

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100603467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100603467.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000610515A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 26/04/2004 15:24

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/04/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100602947.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100602947.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000600022A

Date/Time : 19/04/2004 11:23

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summar of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100602427.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100602427.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000599988A

Date/Time : 19/04/2004 11:14

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100601387.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100601387.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000591714A

Date/Time : 13/04/2004 11:44

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
***Balance Amount in Deposit Account* : $ 475.00**

This is a computer-generated receipt. No signature is required.

lease print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | *For a consideration other than cash* | *Share Capital/Allottees Particulars* | *List of Shareholders after the allotment* | *Summary of Capital*

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG
[ ] S1001765C / BARRY HENRY PATRICK DESKER

☐ S1069567H / TAN JIAK NGEE MICHAEL

☐ S1596086H / PHOON SIEW HENG

☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/04/2004 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100600807.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100600807.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000591678A

Date/Time : 13/04/2004 11:33

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG

☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/03/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capit

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100600547.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100600547.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000591582A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 13/04/2004 11:1(

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amoun
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.0C
		Total (S$) :		10.0C

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

198003912M

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submi

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100600287.50	0.00	0.00
Amount of Paid-up Share Capital :	100600287.50	0.00	0.00

bizFILE

RECEIPT

Receipt No : RCB0000000569358A
Date/Time : 25/03/2004 15:16
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. :

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/03/2004 (dd/mm/yyyy)

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100599807.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100599807.50**	**0.00**	**0.00**

bizFILE

RECEIPT

Receipt No : RCB0000000565599A   Date/Time : 23/03/2004 12:38
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/03/2004 (dd/mm/yyyy)

Save Reset Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100598457.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100598457.50**	**0.00**	**0.00**

RECEIPT

Receipt No	: RCB0000000556355A	Date/Time : 15/03/2004 16:57	
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100598197.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100598197.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. :

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/03/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100597617.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100597617.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000550935A
Date/Time : 10/03/2004 15:20
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 45.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/03/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100597357.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100597357.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000538481A   Date/Time : 01/03/2004 12:49
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/02/2004 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100596847.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100596847.50**	**0.00**	**0.00**

RECEIPT

Receipt No : RCB0000000538478A
Date/Time : 01/03/2004 11:22
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100596327.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100596327.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000535945A
Date/Time : 26/02/2004 16:16
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/02/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100596067.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100596067.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000535909A Date/Time : 26/02/2004 16:07
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. :

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/02/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100595807.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100595807.50**	**0.00**	**0.00**